

Mail Stop 3720

May 3, 2007

Mr. Con Unerkov
Chief Executive Officer
China Media Group Corporation
1803 Chinachem Tower
34-37 Connaught Road, Central, Hong Kong

   Re: China Media Group Corporation
     Registration Statement on Form SB-2/A
     File No. 333-141381
     Filed April 23, 2007

Dear Mr. Unerkov:

  We have reviewed your filing as amended, and have the following additional comments:

<u>General</u>

1. We note your response to prior comment 1. Please provide us with counsel's calculations in arriving at China Media Group's public float, including the determination of the percentage of the present offering the public float represents. Upon reviewing your response, we may have further comment.

2. We note your response to prior comment 3, and the revised disclosure on page 5. However, our previous comment requested one sum total of the value of all the securities being registered. You separately disclosed the value of the commitment fee securities and securities underlying the warrants. You did not disclose the value of the securities underlying the convertible debentures. Therefore, we reissue our prior comment.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32</u>

3. We note your response to prior comments 5 and 6. The tables added in response
    to our prior comments incorrectly excludes from the expenses of the offering
    commissions paid to a third party as a placement fee. Revise these tables to
    include the commissions.

<u>Selling Stockholders</u>

4. We note your response to prior comment 7. The revised disclosure indicates that
    following the sale of all shares being registered in this offering the selling
    stockholder would still hold 24,790,000 shares. However, it appears that the
    registration statement registers all of the shares that may be issued to the selling
    stockholder so the number of shares that would be held by the selling stockholder
    after this offering should be 0. If true, please revise accordingly or advise
    otherwise.

5. We note your response to prior comment 11. However, the number of shares
    registered for resale on behalf of the selling stockholder and its affiliates is
    disclosed as 12,500,000 shares, as opposed to 50,958,333, the amount being
    registered for resale on behalf of the selling stockholder. Please revise to correct.

*   *   *

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202)
551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: David J. Levenson, Esq. (*by facsimile*)